EXHIBIT 21.1
SUBSIDIARIES OF THE REGISRANT
Set forth below is a list of subsidiaries of the Registrant. Unless otherwise indicated, all of the subsidiaries listed below are wholly owned subsidiaries of GenMark Diagnostics, Inc. and are owned directly by either GenMark Diagnostics, Inc. or by wholly owned subsidiaries of GenMark Diagnostics, Inc.

Subsidiary	Jurisdiction of Formation
Clinical Micro Sensors, Inc.	Delaware
Osmetech Inc.	Delaware
GenMark Diagnostics Europe GmbH	Switzerland
GenMark Diagnostics Germany GmbH	Germany
GenMark Diagnostics UK Limited	United Kingdom
GenMark Diagnostics France SAS	France